VIA FAX

March 7, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Interpool, Inc. Schedule 14A filed January 26, 2005 Form 10-Q for the period ended September 30, 2004 Form 10-K for the year ended December 31, 2003 File No. 001-11862

Dear Ms. Long:

          We have received the staff's comment letter dated February 24, 2005 regarding Interpool, Inc.‘s Schedule 14A, filed January 26, 2005 (the "Proxy Statement"), Form 10-Q for the period ended September 30, 2004 (the "September 2004 Form 10-Q") and Form 10-K for the year ended December 31, 2003 (the "2003 Form 10-K").

          We are preparing a revised version of the Proxy Statement which reflects our responses to the staff's comments on the Proxy Statement. We will file this revised Proxy Statement as soon as it is available. At that time, to facilitate the staff's review, we will also submit a letter which describes the various changes we are making to the Proxy Statement, and to our other filings with the Commission, in response to each of the comments in the staff's February 24, 2005 letter.

          With respect to the staff's comments relating to our September 2004 Form 10-Q and 2003 Form 10-K, we are incorporating our responses to these comments in our Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"), which we are currently preparing. Once our 2004 Form 10-K is filed, we will, to the extent the staff deems it necessary, amend the September 2004 Form 10-Q and the 2003 Form 10-K to make conforming changes.

          In connection with our review of the staff's comments, we noted comment 23, in which you requested supplemental support for our accounting treatment for damaged equipment at the end of an operating lease. The text of this specific comment reads as follows:

23.	You have indicated that when accounting for damaged equipment at the end of an operating lease, amounts billed to customers "are not recorded in revenue when invoiced; rather, they are used to establish a liability to cover the repair of the equipment." Please supplementally tell us how you support this accounting treatment (i.e., accounting literature) versus recording the revenue and then separately recording an expense and the related liability for the cost of the repairs.

          In response to this comment, after consultation with our independent auditors, KPMG LLP, we have prepared a memorandum which we believe justifies our accounting treatment for damaged equipment and provides support in the relevant accounting literature. This memorandum is attached as Annex A to this letter.

          As we are currently working to finalize our financial statements and 2004 Form 10-K, we would very much appreciate hearing from the staff as quickly as possible whether, based on the attached memorandum, the staff has any further questions or comments regarding our accounting treatment for damaged equipment. Toward that end, we would respectfully ask, if possible, that the staff respond to our memorandum by the close of business on Wednesday, March 9, 2005.

          In connection with our response to the staff's comments, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Once you have had an opportunity to review this response, please contact the undersigned at (609) 452-8900 or our counsel, Jeffrey Lowenthal, Esq. of Stroock & Stroock & Lavan LLP at (212) 806-5509.

           Thank you very much for your prompt attention to this matter.

Very truly yours, /s/ James F. Walsh James F. Walsh Executive Vice President and Chief Financial Officer

ANNEX A

March 7, 2005

MEMORANDUM FROM INTERPOOL, INC.

Accounting for Damaged Equipment At the End of An Operating Lease

          Background

           Interpool, Inc. leases transportation equipment (both shipping containers and chassis) to shipping companies throughout the world and to railroads within the United States. We offer our customers both operating leases and direct financing leases to satisfy customer preference and demand. In most cases, a direct financing lease provides the customer the opportunity to acquire ownership of the equipment through the exercise of a bargain purchase option. Our operating leases are generally long term in nature (generally for a minimum term of five years) and we have a high rate of renewal by the same customer at the end of the initial lease term. Under the terms of our operating lease agreements, the customer has sole use of the equipment during the lease term and, in return, is responsible for the payment of rental charges and for the maintenance of the equipment. Prior to the return of the equipment, the lessee can have the equipment repaired at its expense or it can return the equipment in a damaged condition.

          At the end of an operating lease, the lessee returns the equipment to a third party depot that we have engaged for the storage and repair of all of our idle equipment in that location. Upon receipt of the terminated equipment, the third party depot is responsible for determining the repairs that need to be made to the equipment, if any, and the related cost. Utilizing industry guidelines, the depot determines the portion of the repairs for which the former lessee is responsible and those that are the responsibility of the owner of the equipment. In general, the lessee is responsible for any damage caused by the lessee's use (for example, holes in the exterior of a container or bent frames on a chassis) while the owner is generally responsible for costs of normal wear and tear (for example, tire and brake wear on chassis).

          To the extent that the former lessee is responsible for damage to the equipment, the lessee is provided an estimate of the cost to repair the equipment. The lessee has the right to inspect the equipment and can deny responsibility or seek to negotiate reductions to the cost estimate, if appropriate. The lessee also has the option of moving the equipment to another repair facility of its choice to have the equipment repaired as long as the equipment is subsequently moved back to our depot at the lessee's expense. If the work is to be performed by our depot, we act as an agent for our lessee in getting the repair work completed. Once the parties have agreed to the amount for which the lessee is responsible, an invoice is created and issued to the customer by the Company. While this amount is due from the customer under the terms of the lease, unless the lessee makes its own arrangements to repair the equipment, the determination as to whether or not the repair will actually be performed is at the discretion of the Company. This decision is generally based on the condition and age of the equipment, potential sale value of the equipment and the equipment's future marketability. The majority of equipment is repaired and returned to service Once the Company makes a decision to repair the equipment, we authorize the repairs to be performed by the depot.

           Since the billing to the former lessee has already taken place when the equipment is repaired, the Company is responsible for the payment to the depot when the repairs are performed and completed. This payment covers the total repair cost for the equipment, including the cost borne by the former lessee (which has been invoiced by the Company to the customer) and that portion for the account of the Company (normal wear items). The Company is at risk for the collection from the customer of the amounts invoiced. These maintenance services are not designed to be a revenue earning activity of the Company. Rather, the Company provides this service to its customers in order to facilitate their return of the equipment while holding the customer accountable for the damage to the equipment which the customer caused. As noted above, the customer has the option to have the equipment repaired prior to the redelivery of the equipment to our depot. By arranging with depots to perform this repair activity for many containers and chassis, the Company is able to obtain preferred pricing for the repair of the equipment and can also insist on quality repair standards in order to make certain that its equipment is maintained in the best possible condition for re-lease.

           Current Accounting Treatment

           When a customer is billed for damage they caused to our equipment, the amounts are recorded as a receivable from the customer and a liability to the depot in an equal amount. If the equipment is repaired, the depot bills the Company for the entire amount of the repair. At that point, assuming a portion of the repair is the responsibility of the Company, the Company records the expense for its portion of the repair and pays the vendor for the entire amount of the repair, including the portion for which the customer is responsible. If the Company elects to sell or otherwise dispose of the equipment in lieu of repairing the equipment, the liability to the depot related to the customer damage is reversed and is recorded as a reduction to lease operating expenses (net).

           Support for Accounting Treatment

           There is a vast amount of accounting literature that addresses the issue of revenue recognition and whether income should be recorded by a company on a gross basis as a principal or on a net basis as an agent. Among these are Concepts Statement No. 5, SAB 101 and EITF 99-19. We believe that the accounting method used by the Company related to the invoicing of customers for repair activities is correct and represents the most transparent disclosure to readers of our financial statements for the following reasons:

1.	Concepts Statement No 5. paragraph 83(b) states that an entity's revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to be earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. The process of billing customers for damage they caused to our equipment, which the lessee could have repaired prior to the return of the equipment, is a by-product of our main activity, which is the leasing of transportation equipment. The Company merely acts as an agent between the party that is responsible for the repair and the third party depot that has been asked to repair the equipment. The Company does not operate any repair facilities and, as a result, is not able to provide repair services on its own. In addition, it is not the Company's intent to provide these services on a profitable basis. Given this, the repair activities do not constitute "ongoing major or central operations" of the Company and should not be considered as revenue-earning activities.

2.	EITF 99-19 and SAB 101 provide certain criteria for determining if revenue should be recorded on a gross or net basis. Since we do not believe that these activities meet the definition of revenue earning activities as described in -1- above, we do not feel that the criteria in this literature are relevant.

3.	The billings to our customers for damage amount to approximately $8 million per year or approximately 2% of reported revenues on a gross basis, and on a net basis, would be less than 1% of reported revenue.

           Given the reasons described above, we believe the accounting treatment for these transactions is in accordance with GAAP and the SEC's guidance.

          We would be happy to discuss this accounting treatment should any additional clarification be required.